ANNEX 2 -ANNOUNCEMENTS

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements from
21 September to 30 November 2012

Wednesday, 21 November 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today 11,577 shares held in treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 21 November 2012 consists of 3,768,040,842 ordinary shares, of which 129,913,945 are held as treasury shares; leaving a balance of 3,638,126,897 shares with voting rights.

The figure of 3,638,126,897 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Arit Amana
Company Secretarial Assistant
020 7004 3116

16 November 2012

National Grid plc (National Grid)

Notification of Major Interest in National Grid Ordinary Shares

National Grid today received a notification on Form TR-1 from The Capital Group Companies, Inc. that its total interest in National Grid voting ordinary shares was, at 14 November 2012, at 11.964%, a total of 435,275,942 shares (its previous notification was at 12.14%).

This notice is given in fulfilment of National Grid’s obligations under the FSA’s Disclosure and Transparency Rules.

D C Forward
Assistant Secretary
0207 004 3226

13th November 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today, 10,396 shares held in treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 13 November 2012 consists of 3,768,040,842 ordinary shares, of which 129,925,522 are held as treasury shares; leaving a balance of 3,638,115,320 shares with voting rights.

The figure of 3,638,115,320 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

D C Forward
Assistant Secretary
0207 004 3226
National Grid plc (“NG”)

National Grid plc (“NG”)

8th November 2012

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through ACS HR Solutions UK Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 40,466 NG ordinary shares under the scheme was confirmed by the Trustee late yesterday, the shares having been purchased in the market on 7th November 2012, at a price of 704.5 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	18 Ordinary Shares

Andrew Bonfield	18 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,156,583 Ordinary Shares

Andrew Bonfield	767,211 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

Thursday, 1 November 2012

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital at 31 October 2012 consisted of 3,768,040,842 ordinary shares, of which 129,935,918 are held as treasury shares, leaving a balance of 3,638,104,924 shares with voting rights.

The figure of 3,638,104,924 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact: Arit Amana
Company Secretarial Assistant
020 7004 3116

Monday 22nd October 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today, 6,752 shares held in treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 22 October 2012 consists of 3,768,040,842 ordinary shares, of which 129,935,918 are held as treasury shares; leaving a balance of 3,638,104,924 shares with voting rights.

The figure of 3,638,104,924 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

D C Forward
Assistant Secretary
0207 004 3226

Monday 15th October 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today, 28,595 shares held in treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 15 October 2012 consists of 3,768,040,842 ordinary shares, of which 129,942,670 are held as treasury shares; leaving a balance of 3,638,098,172 shares with voting rights.

The figure of 3,638,098,172 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

D C Forward
Assistant Secretary
0207 004 3226

National Grid plc (“NG”)

9th October 2012

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through ACS HR Solutions UK Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 41,024 NG ordinary shares under the scheme was confirmed by the Trustee late yesterday, the shares having been purchased in the market on 8th October 2012, at a price of 697 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	18 Ordinary Shares

Andrew Bonfield	17 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,156,565 Ordinary Shares

Andrew Bonfield	767,193 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

4 October 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that yesterday 7,143 shares held in treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 3 October 2012 consists of 3,768,040,842 ordinary shares, of which 129,971,265 are held as treasury shares; leaving a balance of 3,638,069,577 shares with voting rights.

The figure of 3,638,069,577 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

D C Forward
Assistant Secretary
0207 004 3226

2 October 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that today 36,687 shares held in treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 2 October 2012 consists of 3,768,040,842 ordinary shares, of which 129,978,408 are held as treasury shares; leaving a balance of 3,638,062,434 shares with voting rights.

The figure of 3,638,062,434 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

D C Forward
Assistant Secretary
0207 004 3226

Monday, 1 October 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid’s registered capital at 30 September 2012 consisted of
3,768,040,842 ordinary shares, of which 130,015,095 are held as treasury shares; leaving a balance of 3,638,025,747 shares with voting rights.

The figure of 3,638,025,747 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward
Assistant Secretary
0207 004 3226

National Grid plc (‘National Grid’)
Monday 1 October 2012

Directors’ Interests in National Grid plc Ordinary Shares

Late on Friday 28 September in the US, Nora Mead Brownell, Non-executive Director, purchased a holding of 5,000 ordinary shares at $11.1143 per share.

Contact: D C Forward, Assistant Secretary
0207 004 3226

25 September 2012

National Grid plc (‘National Grid’ or ‘NG’)
National Grid Electricity Transmission plc
National Grid Gas plc
NGG Finance plc
British Transco International Finance BV
National Grid USA

Publication of Annual Reports and Accounts
-Group Companies With Listed Debt

In June 2012, in accordance with Listing Rule 9.6.1, National Grid confirmed it had issued its Annual Report to shareholders and had made them available for public inspection at the UK Listing Authority’s new document viewing facility — the National Storage Mechanism (NSM) — situated at:

www.hemscott.com/nsm.do.

They are also available from the NG website:

 www.nationalgrid.com.

We confirm that the Annual Reports in respect of the following NG Group subsidiary companies with listed bonds have been issued to shareholders.

National Grid Electricity Transmission plc
National Grid Gas plc
NGG Finance plc
British Transco International Finance B.V.
National Grid USA

In accordance with Listing Rule 17.3.1, we confirm that copies of the Annual Reports have been submitted to and will shortly be available for public inspection at the NSM situated at:

www.hemscott/com/nsm.do.

Copies are also available from the Secretary’s Department at 1-3 Strand, London WC2N 5EH and electronically on the NG website at:

www.nationalgrid.com.

Contact:   Arit Amana
Company Secretarial Assistant
020 7004 3116